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                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
          (Including the Associated Preferred Stock Purchase Rights)
                                      OF
                      American Residential Services, Inc.
                                      AT
                          $5.75 Net Per Share in Cash
                                      BY
                        SVM M9 Acquisition Corporation
                           a Wholly-Owned Subsidiary
                                      OF
                           The ServiceMaster Company

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. NEW YORK CITY TIME,
           ON MONDAY, APRIL 26, 1999, UNLESS THE OFFER IS EXTENDED.


March 29, 1999

To Our Clients:
   Enclosed for your consideration are the Offer to Purchase, dated March 29, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by SVM M9 Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of The ServiceMaster Company, a Delaware corporation ("Parent"), to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of American Residential Services, Inc., a Delaware corporation (the "Company"). We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

   If a stockholder desires to tender Shares pursuant to the Offer and such Share certificates of such stockholder are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

   A tender of Shares can be made only by us as the holder of record of your Shares and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account. Accordingly, we request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

   Your attention is invited to the following:

     1. The offer price is $5.75 per Share, net to you in cash, without interest thereon.

     2. The Offer is being made for all outstanding Shares.

     3. The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby (as defined in the Offer to Purchase) and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares.

     4. The Offer and withdrawal rights expire at 11:59 p.m. New York City time on Monday, April 26, 1999, unless the Offer is extended.

     5. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) such number of Shares that would constitute at least 52 percent of the outstanding Shares on the date Shares are accepted for payment. The Offer is also subject to certain other conditions set forth in the Offer to Purchase. See Section 14 of the Offer to Purchase.

     6. Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.